Exhibit 99.1

NEWS RELEASE

New Gold Announces 62% Increase in Gold Production in Second Quarter of 2010

(All figures are in US dollars unless otherwise indicated)

July 20, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces an update on the second quarter performance of the company’s three operating assets with 2010 second quarter gold sales of 82,402 ounces at a total cash cost(1) of $490 per ounce, net of by-product sales. The preliminary production, sales and total cash cost(1) information provided are approximate figures and may differ slightly from the second quarter earnings results.

Second Quarter Highlights

Results presented below are for the period of ownership of the Mesquite Mine (June 1, 2009).

▪	Gold production increased 62% to 89,919 ounces from 55,633 ounces in the same period in 2009

▪	Gold sales increased by 56% to 82,402 ounces from 52,890 ounces in the same period in 2009

▪	Cash balance increased by $32 million from the end of the first quarter to $376 million at June 30, 2010

All three of the company’s operating mines, Mesquite, Cerro San Pedro and Peak, had strong production quarters with gold, silver and copper production all contributing meaningfully to the company’s cash flow. Cerro San Pedro’s results continue to demonstrate the flexibility of the operation and the ability of the mine to ramp-up production quickly and efficiently. The Cerro San Pedro mine is currently fully operational and New Gold will continue to pursue all avenues necessary such that the mine remains in continuous operation for the benefit of our shareholders, the mine’s local employees and surrounding communities.

“We are very pleased with the operating performance at all of our mines during the first half of 2010,” stated Robert Gallagher, President and Chief Executive Officer. “With further increases in gold production and decreases in cash cost anticipated, we expect the second half of 2010 to be an exciting one for New Gold.”

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Operations Overview

Historical figures presented below include gold production, sales and total cash cost(1) for the first six months of 2009 which includes results prior to the closure of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

Mesquite Mine Continues Strong Quarterly Production Growth

Gold sales in the second quarter at Mesquite increased by 42% to 38,786 ounces from 27,338 ounces sold in the second quarter of 2009. Gold production was 38,849 ounces compared to 26,085 ounces. The increased gold sales and production at Mesquite during the second quarter were primarily driven by a lower waste mining requirement resulting in higher ore tonnes mined when compared to the second quarter of 2009, as well as continued improvement in gold recoveries. These benefits were partially offset by mining of ore below reserve grade, as planned, in the second quarter of 2010.

Total cash cost(1) per ounce of gold sold for the second quarter of 2010 was $634 compared to $647 in the same quarter of 2009. The total cash cost(1) decrease is attributable to certain costs incurred in the second quarter of 2009, including those related to the change-over of tires and other one-time maintenance costs, which did not occur in the second quarter of 2010. This benefit was partially offset by higher consumables cost in the second quarter of 2010, primarily related to the increased price and consumption of diesel, when compared to the same period in the prior year.

For the six months ended June 30, 2010, gold sales increased by 47% to 88,288 ounces from 60,053 ounces sold in the same period in 2009. Gold production was 82,883 ounces compared to 59,745 ounces. The increased gold sales and production were attributable to higher ore tonnes mined, increased recoveries and higher average grades mined in the first six months of 2010 versus the same period in 2009.

Total cash cost(1) per ounce of gold sold for the six months ended June 30, 2010 was $587 compared to $607 per ounce in the same period last year. The drivers of the total cash cost(1) decrease during the first six months of 2010 were consistent with those noted above regarding the second quarter.

Cerro San Pedro Mine Demonstrates Operational Flexibility

After receiving the explosives permit in March 2010, the mining rate at the Cerro San Pedro mine was quickly accelerated and, as a result, gold sales in the second quarter increased by 6% to 24,833 ounces from 23,350 ounces in the same period in 2009. Gold production was 29,424 ounces compared to 24,210 ounces. The increased gold sales and production were a result of higher ore tonnes mined and higher grades during the second quarter of 2010. These benefits were partially offset by lower recoveries as ore has not yet had sufficient time under leach to reach expected recoveries after the delayed receipt of the explosives permit in the first quarter of 2010. Silver sales in the second quarter were 505,350 ounces compared to 422,713 ounces in the second quarter of 2009.

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Total cash cost(1) per ounce of gold sold, net of by-product sales, for the second quarter was $288 compared to $429 in the second quarter of 2009. The decrease in total cash cost(1) is due to optimized mine planning, coupled with the benefit of higher by-product revenues driven by higher silver volumes and higher realized silver prices during the second quarter of 2010 when compared to the same period in the prior year. The average realized silver price in the second quarter was $18.38 per ounce compared to $13.84 per ounce in the prior year. These benefits were partially offset by the appreciation of the Mexican Peso as well as higher consumables costs, incurred in an effort to maximize production after delayed receipt of the explosives permit, during the second quarter of 2010 when compared to the same period in 2009.

For the six months ended June 30, 2010, gold sales were 37,957 ounces compared to 41,664 ounces sold in the same period in 2009. Gold production was 42,362 ounces compared to 44,793 ounces. The decreased gold sales and production in the first half of 2010 were attributable to the delayed receipt of the explosives permit in the first quarter of 2010. Silver sales for the six months ended June 30, 2010 were 698,856 ounces compared to 794,932 ounces sold in the same period in 2009.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2010 was $403 compared to $483 in the same period last year. The decrease in total cash cost(1) is driven by a combination of improved mine planning and higher by-product revenues in the first six months of 2010, with the higher by-product sales resulting from higher realized silver prices, partially offset by lower silver sales volumes. The average realized silver price in the first six months of 2010 was $18.02 per ounce compared to $13.23 per ounce in the prior year. These benefits were partially offset by: the fixed operating costs being distributed over lower ore tonnes in the first quarter of 2010, the appreciation of the Mexican Peso and higher consumables costs during the first half of 2010 when compared to the same period in 2009.

Cerro San Pedro Mine – Update on Recent Court Decision

As disclosed on July 7th, the Fifth Auxiliary District Court in Mexico City denied the company's appeal against the September 2009 ruling by the Federal Court of Fiscal and Administrative Justice that ordered SEMARNAT, the Mexican government's environmental regulatory agency, to cancel the company's Environmental Impact Statement (“EIS”) in November 2009.

The company has now submitted its appeal against the District Court’s recent decision to the Collegiate Appeals Court in Mexico City. It is anticipated that the Collegiate Appeals Court’s evaluation of the appeal could take between four and six months. Further avenues remain for the matter to be advanced to the Supreme Court at a later date.

The Cerro San Pedro Mine is currently fully operational and New Gold intends to pursue all available avenues to ensure the mine continues to operate. Should a shutdown order be requested while the appeal is pending, the company will immediately seek an injunction against such an order. New Gold was previously successful in obtaining such an injunction in late 2009.

The company remains steadfast in its view that the mine should continue to be operated based on its enviable record of compliance with Mexican and international environmental standards, as well as the significant financial and socio-economic benefits it provides to the city of San Luis Potosi, the town of Cerro de San Pedro and the surrounding villages.

New Gold continues to work with local and federal government authorities in an effort to put in place an EIS that addresses the ongoing challenges against the validity of the mine’s previously approved EIS.

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Peak Mines Continues to Deliver with Strong Second Half Expected

Gold sales in the second quarter at Peak Mines increased by 5% to 18,783 ounces from 17,939 ounces sold in the second quarter of 2009. Gold production was 21,646 ounces compared to 22,382 ounces. Gold production quarter-over-quarter remained relatively consistent as ore milled, grade and recoveries were all comparable. Copper sales increased in the second quarter to 3.0 million pounds from 2.6 million pounds in the same quarter of 2009. The increase in copper sales over the same quarter in 2009 was primarily related to timing of concentrate shipments.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the second quarter was $459 compared to $364 in the second quarter of 2009. The increase in total cash cost(1) is attributable to the timing of concentrate shipments and related inventory charges, an increase in salary related costs and the appreciation of the Australian dollar in the second quarter of 2010 when compared to the same period in the prior year. These cost increases were partially offset by higher by-product revenues from higher copper sales volumes and higher realized copper prices in the second quarter of 2010 when compared to the same period in the prior year. The average realized copper price in the second quarter was $3.09 per pound compared to $2.07 per pound in the prior year.

For the six months ended June 30, 2010, gold sales were 36,176 ounces compared to 38,795 ounces sold in the same period in 2009. Gold production was 41,889 ounces compared to 43,011 ounces. Gold production year to date was relatively consistent to that of the prior year as ore milled, grade and recoveries were all comparable. Copper sales for the six months ended June 30, 2010 were 7.1 million pounds compared to 5.3 million pounds sold in the same period in 2009.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2010 was $304 compared to $349 in the same period last year. The decrease in total cash cost(1) is driven by higher by-product revenues from higher copper sales volumes and higher realized copper prices in the first six months of 2010 when compared to the same period in the prior year. The average realized copper price in the first six months of 2010 was $3.24 per pound compared to $1.88 per pound in the prior year. This benefit was partially offset by an increase in salary related costs and the appreciation of the Australian dollar in the first half of 2010 when compared to the same period in the prior year.

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Second Quarter and Year to Date Production and Cash Cost(1) Overview

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

	Q2 2010	Q2 2009	YTD 2010	YTD 2009
Production
Mesquite Gold (ounces)	38,849	9,041	82,883	9,041
Cerro San Pedro
Gold (ounces)	29,424	24,210	42,362	44,793
Silver (ounces)	547,084	414,038	753,784	841,477
Peak Mines
Gold (ounces)	21,646	22,382	41,889	43,011
Copper (million pounds)	4.0	4.3	8.0	8.1
Amapari Gold (ounces)	-	-	-	13,726
Total Production
Gold (ounces)	89,919	55,633	167,134	110,571
Silver (ounces)	547,084	414,038	753,784	841,477
Copper (million pounds)	4.0	4.3	8.0	8.1
Gold sales (ounces)	82,402	52,890	162,422	108,287
Total cash cost(1) ($ per ounce)	$490	$468	$481	$491

Note: As announced on April 13, 2010, the company has sold the Amapari asset.

2010 Outlook

During the second quarter of 2010, New Gold continued its focus on delivering operationally while also streamlining the asset portfolio and enhancing the financial flexibility of the company. Looking forward, production is anticipated to continue to grow in the second half of the year coupled with declining cash cost(1). Mesquite is expected to continue its strong production with a focus on reducing costs. Cerro San Pedro has now reached its steady-state mining rate and recoveries from the leach pad are expected to continue to improve over the second half of the year. Per the mine plan, Peak Mines should be entering higher gold grade zones which will positively impact production and costs in the second half of 2010. New Gold reiterates its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Conference Call-in and Webcast

Please note that going forward, New Gold will no longer issue preliminary Production and Cash Cost(1) news releases after each quarter and will instead issue a Quarterly Results news release that incorporates all operational and financial results for the respective quarter.

New Gold will discuss second quarter earnings results during a conference call and webcast on Friday, August 6, 2010 at 10:00 am Eastern Time. Anyone may join the conference by calling 1-416-695-7806 or toll-free 1-888-789-9572 in North America, and 800-6578-9818 toll-free outside of North America. The Passcode is 6463541. To listen to a recorded playback of the call after the event, please call 1-416-695-5800 or toll-free in North America 1-800-408-3053 - Passcode 4104215.

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A live and archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management's Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com

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